                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: BROADBAND SPEED DOUBLES

TO 1.2 MEGABITS PER SECOND

Telecom Italia broadband customer numbers exceed 4 million at the end of 2004. In 2005 high-speed Internet coverage to be rolled out to nine out of ten Italians.

At no extra charge minimum speeds to be doubled for home and business subscribers to Telecom Italia's flat-rate package. Some subscription fees reduced by €28 from €64.95 to €36.95. By mid-March all flat-rate customers will have 1.2 megabit per second access. By the end of 2005 approximately 91% of the Italian population will have ADSL coverage.

Wholesale offering so that alternative carriers can replicate the service for their own customers.

The new 1.2 megabit speed makes it possible to download an MP3 file in less than 30 seconds.

Milan, January 31, 2005 – Less than a year after Telecom Italia first uprated its basic ADSL speed, from February 1 Telecom Italia is doubling its basic broadband connection speed from 640 Kbps to 1.2 Megabits per second.

Bandwidth is being increased for residential ADSL customers on the €36.95 Alice Flat tariff and for business customers. Customers who were previously on the 1.2 Mbps Alice Mega tariff will see their monthly subscription fees reduced €28 from the current €64.95 to €36.95.

Automatically and at no extra cost, by mid-March all broadband clients currently on the 640 Kbps Flat package will be upgraded to 1.2 megabits per second downstream and 256 Kbps upstream.

Telecom Italia’s uprated broadband speeds are part of its ongoing policy to promote broadband application evolution. Telecom Italia now offers broadband coverage to almost the entire Italian population. In 2004 the company achieved the highest rates of broadband growth among residential customers in Europe. As at December 31, 2004 the company supplied 4,010,000 home broadband accesses, a 100% increase on a year earlier.

In 2005 Telecom Italia is planning to roll out broadband coverage to 91% of the population.

Higher access speeds enhance the quality and usability of current broadband applications. As well as providing better value, greater bandwidth makes it possible to use the Internet and web content in new and different ways. Web surfers with an always-on broadband connection will notice a big difference. At 1.2 Mbps, it takes less than 30 seconds to download an MP3 file. Netsurfers will benefit from higher sound quality, enjoy high-definition video streaming, and be more in control of real-time instant messaging and e-mail.

Telecom Italia has prepared corresponding wholesale packages to enable other carriers to offer similar packages to their own customers.

Alice Flat customers will receive e-mail notification to their Alice Posta inbox once the 1.2 Mbps speed upgrade has been completed.

Higher connection speeds will help sports, film and music fans to get even more out of Rosso Alice, the Telecom Italia broadband portal accessible to all broadband users. Rosso Alice recently started streaming live video broadcasts of matches played by 26 Italian football teams – including Inter, Juventus, AC Milan and Roma – in the Serie A TIM and Serie B TIM divisions. Content is available on the www.rossoalice.it site.

Launched by Telecom Italia in March 2004, Rosso Alice registered 2,525,000 unique browsers (who connected to the site at least once) in November 2004, and a total of 67,700,000 pageviews (an average of 2,260,000 pageviews per day).

A nationwide press, poster and Internet advertising campaign will be launched on February 6 to publicize this latest Telecom Italia initiative.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      January 31th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager